Exhibit 6.4

NewsBeat Social
Executive Employment Agreement

This Employment Agreement (“Agreement”) is between NewsBeat Social Inc., a Delaware corporation ("NewsBeat") and Stanley W. Fields (the "Executive"). Each of NewsBeat and Executive are referred to as a “Party” and collectively, as the “Parties”.

Recitals

A.	NewsBeat desires to employ and retain the unique experience, abilities, and services of Executive, and Executive desires to be employed by NewsBeat, subject to the terms and conditions of this Agreement.

B.	Executive will be engaged in administrative, executive, or professional work in connection with the Executive’s employment with NewsBeat. Executive will perform predominantly intellectual, managerial, or creative tasks, will exercise discretion and independent judgment, and will earn a salary and be paid on a salary basis.

C.	NewsBeat will have a protectable interest in connection with Executive’s employment with NewsBeat. Executive will have access to trade secrets, as that term is defined in ORS § 646.461, or will have access to competitively sensitive confidential business or professional information that otherwise would not qualify as a trade secret, including product development plans, product launch plans, marketing strategy, or sales plans.

D.	NewsBeat informed Executive in a written employment offer received by Executive at least two weeks before the first day of Executive’s employment with NewsBeat that a noncompetition agreement was required as a condition of Executive’s employment with NewsBeat.

Terms and Conditions

1.	Position and Duties.

(a)	NewsBeat employs Executive at an executive officer level position as Chief Executive Officer. Executive will faithfully and diligently, in a professional manner, to the reasonable best of his abilities, experience, and talents, and in the best interest of NewsBeat, carry out the duties of his or her position as determined by the Board of Directors of NewsBeat from time-to-time.

(b)	Executive agrees to serve as Chief Executive Officer, and agrees that he: (a) will devote the time and effort necessary to fulfill his responsibilities hereunder to all facets of the business of NewsBeat; will not take on any other activities in addition to his or her service to NewsBeat, regardless of whether such activity is pursued for profit, gain, or other pecuniary advantage, that would materially interfere with the performance of Executive’s duties under this Agreement, conflict with NewsBeat’s business interests, or interfere with the independent exercise of Executive’s judgment in NewsBeat’s best interests, without specific written approval by of the Board of Directors which consent shall not be unreasonably withheld; and (c) will comply with all NewsBeat policies and procedures in effect from time to time, as well as, with all material laws, rules and regulations, including, but not limited to, those applicable to NewsBeat. Executive agrees to travel as reasonably necessary to perform his duties under this Agreement, including to international locations, as necessary. Except as expressly provided in Section 8(a), Executive is not prohibited from making personal investments in any other businesses provided those investments do not require active involvement in the operation of said companies.

2.	Term of Employment. The term of this Agreement and the Executive’s employment with Newsbeat shall continue through April 30, 2017.

3.	Compensation

(a)	Base Salary. NewsBeat will pay Executive a base salary as provided in Schedule 1, for all work performed by Executive on behalf of or at the direction of NewsBeat.

(b)	Bonus Compensation. NewsBeat will provide Executive bonus compensation as provided in Schedule 1, if any.

(c)	Benefits Generally. NewsBeat will make available to Executive, throughout the term of this Agreement, benefits as are generally provided by NewsBeat to its executive officers, which may include, but are not limited to, long-term disability insurance, medical, dental, life insurance, retirement, pension, profit sharing, or other plan, that may presently be in effect or that may later be adopted by NewsBeat for its executive officers and subject to the terms applicable to any such policy or plan; provided, however, that nothing in this Agreement shall be deemed to require NewsBeat to adopt or maintain any particular plan or policy. Executive will be responsible for authorizing any deductions from payroll that are necessary to pay Executive’s portion of the cost of any benefit plan offered. The Parties agree that NewsBeat may modify any contribution amount to any NewsBeat plan consistent with any changes to such plan or plans offered and selected by the Executive from time to time.

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(d)	Vacation. Executive is entitled to paid vacation during each calendar year, consistent with the policies then applicable to executive officers. As of the Effective Date, this plan is inclusive of all paid vacation, sick leave, and personal leave, and allows for the use of up to twenty-one (21) days per calendar year. If NewsBeat makes any change to its general paid vacation policy or program, Executive will be notified in writing of the change. Vacation may be taken by Executive at all reasonable times taking into account the reasonable needs of NewsBeat, provided however that executive is not permitted to use vacation for more than five consecutive business days without two weeks’ notice to NewsBeat and written approval by NewsBeat. Vacation days not used in a calendar year shall carry over to the succeeding calendar year, but shall thereafter expire if not used within such succeeding calendar year.

(e)	Holiday. Executive is entitled to paid holidays consistent with NewsBeat’s policies then applicable to executive officers as may be amended from time to time.

(f)	Reimbursement of Expenses. Executive may incur reasonable expenses for furthering the business of NewsBeat, including expenses for entertainment, travel, and similar items. NewsBeat shall reimburse Executive for all reasonable and necessary business expenses incurred by Executive in the performance of his duties for NewsBeat after the Executive presents an itemized account of expenditures, pursuant to NewsBeat policy. Upon reasonable request by the Board of Directors, Executive must provide an explanation of the purpose of any particular business expense incurred, or an estimate of its cost prior to incurring any.

(g)	Indemnification; D&O Insurance. Executive will be provided indemnification to the maximum extent permitted by NewsBeat’s Articles of Incorporation and Bylaws, with such indemnification to be on terms determined by the Board of Directors or any of its committees, but on terms no less favorable than provided to any other NewsBeat executive officer or director and subject to the terms of any separate written indemnification agreement. NewsBeat will maintain a directors and officers insurance policy covering Executive in the minimum amount of $3 million; provided that NewsBeat shall increase the amount of such policy to $5 million at such time as its stock is traded on any public exchange.

4.	Representations and Warranties.

Executive represents and warrants to NewsBeat as follows:

(a)	Employee Handbook. Executive has received and read NewsBeat’s employee handbook. Executive understands the instructions, policies, and rules in the employee handbook, and that it may be revised at any time in NewsBeat’s discretion.

(b)	Employment. Executive need not accept employment with NewsBeat; Executive has freely chosen to enter into this Agreement. If Executive’s employment with NewsBeat is terminated, Executive will be able to earn a livelihood without violating the restrictive covenants contained in this Agreement, and Executive’s ability to earn such a livelihood without violating such restrictive covenants is a material condition to NewsBeat’s employment of Executive.

(c)	No Conflicts. The signing and delivery of this Agreement by Executive and the performance by Executive of all of Executive’s obligations under this Agreement will not: breach any agreement to which Executive is a party; violate any law, judgment, or order to which Executive is subject; or require the consent, authorization, approval of any Person, including but not limited to any governmental body.

(d)	Prior Agreements and Employers. Executive has disclosed to NewsBeat any agreement with any previous employer or any other Person that restricts competition, disclosure of confidential information, solicitation, or that otherwise would interfere with or have any bearing on Executive’s performance of Executive’s duties to NewsBeat.

(e)	Investigation and Advice. Executive is aware that entering into this Agreement, and receiving severance payments, as well as, holding, exercising, or vesting of, options (including accelerated vesting), may have tax consequences under applicable laws (including the payment of excise taxes by Executive), the tax consequences of which are not described in this Agreement. Executive acknowledges that he is solely responsible for determining the tax consequences applicable to his particular circumstances and Executive has been advised, to, and has had the opportunity to, consult his own attorneys and tax advisors concerning the tax consequences that may be incurred in connection with entering into this Agreement.

NewsBeat represents and warrant to Executive as follows:

(f)	NewsBeat is duly organized and validly existing as a Delaware corporation and is in good standing and qualified to transact business under the laws of the State of Oregon and in every other state in which it may be required to qualify to do business. NewsBeat has all requisite right, power and authority (corporate or otherwise) to execute and deliver this Agreement including all exhibits and schedules and to perform its obligations hereunder and thereunder.

(g)	Neither the execution nor delivery of this Agreement violate or conflict with or result in a breach of any provision of any law, statute, rule, regulation, order, permit, judgment, injunction, decree, or other decision of any court, governmental entity or regulatory body binding on Newsbeat, or conflict with or result in the breach of any of the terms, conditions, or provisions thereof, violate the Articles of Incorporation or Bylaws of NewsBeat nor require authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to the charter.

(h)	NewsBeat has not taken any action nor received any notice of violation or alleged violation of any laws, ordinances, regulations, orders or other requirements from any governmental authorities that would materially interfere or prohibit Executive from performing Executive’s duties for NewsBeat.

(i)	To the knowledge of NewsBeat all financial information delivered to Executive in connection with the performance of executive’s duties is complete and accurate in all material respects.

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5.	Confidentiality.

(a)	Executive will be provided or otherwise have access to some or all of the Confidential Information of NewsBeat. Executive acknowledges and agrees that this creates a special relationship of trust and confidence between Executive and NewsBeat. Executive agrees that all Confidential Information, whether or not prepared by Executive, individually or jointly with others, and inclusive of any Confidential Information acquired by NewsBeat, is and shall remain the exclusive property of NewsBeat.

(b)	Executive agrees that Executive will hold the Confidential Information in strict confidence and will use the Confidential Information only for the purpose of fulfilling his obligations to NewsBeat. Executive will not use the Confidential Information for any other purpose, including any commercial purpose, and will not use the same for Executive’s own benefit, without the prior written consent of NewsBeat. Executive will not disclose, reveal, communicate, or allow access to, Confidential Information to any Person that is not employed by NewsBeat, directly or indirectly, by any means, without the prior written consent of NewsBeat.

(c)	Notwithstanding the foregoing, Executive may disclose the Confidential Information:

(1)	in accordance with a judicial or other governmental order, but only if prior to such disclosure Executive: (1) promptly notifies NewsBeat in writing of the order to enable NewsBeat to seek a protective order or other appropriate remedy; (2) provides reasonable assistance to NewsBeat in obtaining such protective order, provided that any costs or expenses in connection with such protective order are paid by NewsBeat; and (3) complies with any applicable protective or similar order; and

(2)	in connection with disclosure required by any law, rule, or regulation to which NewsBeat is subject.

(d)	Executive agrees that his obligations of non-use and non-disclosure under this Section 5 shall continue:(a) with respect to Confidential Information that qualifies as a trade secret (as such term is defined in the Uniform Trades Secret Act) for so long as it so qualifies under applicable law; and (b) with respect to all other Confidential Information for a period two years after termination of this Agreement, for whatever reason.

(e)	Upon termination of this Agreement, or at any time upon reasonable request by NewsBeat, Executive agrees that all Confidential Information, and any tangible copy containing information concerning NewsBeat or the business of NewsBeat (including all copies, extracts, and summaries) in Executive’s possession, custody, or control, whether prepared by Executive or others, shall remain with or be returned to NewsBeat promptly (within twenty-four (24) hours) after NewsBeat requests the return of this information, or according to the terms specifically indicated by any written notice related to the return of this information.

6.	Intellectual Property. It is intended that the results of all duties and services performed by Executive during the term of Executive’s employment belong solely to NewsBeat, or its assigns. Accordingly the Parties agree as follows:

(a)	Work Made for Hire. All copyrightable works prepared by Executive, whether solely or jointly with others, within the scope of Executive’s employment with NewsBeat (the “Creative Work”), is, was, and will be specially ordered and commissioned for use by NewsBeat, NewsBeat owns all rights under copyright in and to the Creative Work, and NewsBeat will be considered the author of the Creative Work. If, and to the extent, that any jurisdiction does not deem the Creative Work to subsist in NewsBeat, Executive irrevocably and unconditionally assigns to NewsBeat Executive’s entire interest in and to the Creative Work, assigns to NewsBeat any moral rights that Executive may have in the Creative Work, and waives any right to assert any moral rights in any portion of the Creative Work.

(b)	Inventions. Executive will promptly and fully disclose to NewsBeat any and all inventions, discoveries, designs, developments, formulas, improvements, modifications, trade secrets, product designs, ideas, productions, devices, or processes, including improvements thereto or derivatives therefrom, whether or not patentable and whether in draft or finished product (collectively, the “Inventions”) that Executive solely or jointly may conceive, develop, reduce to practice, or otherwise produce during Executive’s employment with NewsBeat. Executive agrees to irrevocably grant, transfer, and assign to NewsBeat, all Executive’s right, title, and interest to, and in, the Inventions. Executive waives and quitclaims to NewsBeat any and all claims of any nature whatsoever that Executive now has or later may have for infringement of any patent application, patent, or other intellectual property right relating to any Inventions assigned to NewsBeat under this Section 6(b). Executive’s obligation to assign Inventions to NewsBeat shall expressly exclude all Inventions that:

(i)	were developed entirely on Executive’s own time, without any equipment, supplies, facilities, or trade secret or other proprietary or confidential information of NewsBeat;

(ii)	do not relate: (i) directly to the business of NewsBeat; or (ii) to the actual or demonstrably anticipated research or development of NewsBeat; and

(iii)	do not result from any work performed by Executive for NewsBeat.

As to any Invention of Executive meeting the provisions of Section 6(b)(i) – (iii) that results in any product, service, or development with potential commercial application by NewsBeat, Executive grants to NewsBeat and/or its Affiliates, the right of first refusal to obtain exclusive rights to the Invention and such product, service, or development.

(c)	Documentation and Perfection. At the request and expense of NewsBeat, Executive agrees to execute, acknowledge, verify, and deliver to NewsBeat, or cause the same to be accomplished, any and all further documents (including without limitation patent applications, certificates of authorship, and other instruments appropriate for the protection and enforcement of intellectual property rights throughout the world) that NewsBeat may reasonably deem necessary or appropriate to carry out, evidence or effectuate the purposes or intent of this Section 6. If for any reason whatsoever Executive fails to execute, acknowledge, verify, or deliver any such document reasonably requested by NewsBeat, Executive irrevocably appoints NewsBeat and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act in Executive’s stead to execute, acknowledge, verify, and deliver any such document (as applicable) with the same legal force and effect as if done by Executive. In furtherance of this Agreement, Executive agrees to testify at NewsBeat’s request and expense in any legal proceeding arising during or after the Term.

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7.	Termination.

(a)	For Cause. NewsBeat may terminate this Agreement at any time for Cause by notice to Executive. “Cause” means any of the following:

(1)	Executive’s conviction of, or pleading guilty or nolo contendere to, a felony, or any lesser criminal offense that causes material harm to NewsBeat, other than misdemeanor traffic violations;

(2)	Executive’s continued failure to perform his duties and obligations under this Agreement (other than during any period of “disability”), or other material breach of this Agreement by Executive, which, if reasonably susceptible to cure, such failure to perform or breach is not remedied within thirty (30) days after notice to the Executive detailing the particularities of the failure or breach; or

(3)	Executive’s commission of an act or acts in the performance of his duties under this Agreement, or any omission, amounting to gross negligence or willful misconduct, including, but not limited to, any material breach of Section 5, Section 6, or Section 8 of this Agreement, which, in each case, causes material harm to NewsBeat.

(b)	Other Events Allowing Termination. Either Party may terminate this Agreement upon thirty (30) days’ notice should any of the following events occur:

(1)	A Change of Control in accordance with Section 7(h) below; or

(2)	The decision by NewsBeat to terminate its business and liquidate its assets; or

(3)	The Bankruptcy of NewsBeat.

(c)	Disability. NewsBeat may terminate this Agreement if the Executive is deemed by the Board of Directors to have sustained a “disability.” Executive may be deemed to have sustained a “disability” if he or she has been unable to perform his or her duties, with or without reasonable accommodation for a period of more than ninety (90) days in the aggregate in any twelve (12) month period as a result of in capacity due to a physical or mental illness, or due physical or mental injury. Any question as to the existence of the Executive's Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

(d)	Death. This Agreement will terminate automatically upon Executive’s death. Upon the next normal available payroll date following the death of Executive, NewsBeat shall pay to the estate or personal representative (as applicable) of Executive any compensation due through the end of the month in which death occurred plus severance as provided in Section 7(h)(1) below.

(e)	Relief from Duty. Notwithstanding the fixed term of this Agreement, NewsBeat is permitted to relieve Executive of his duties at any time.

(f)	Termination by Executive; Good Reason. Executive may terminate this Agreement at any time for Good Reason. “Good Reason” means: (i) a material breach of this Agreement by NewsBeat, provided that Executive has given written notice to NewsBeat not more than ninety (90) days after the initial existence of the breach, stating with specificity the alleged breach and giving a period of not less than thirty (30) days to cure said breach; (ii) a material reduction in Executive’s Base Salary below that set in Schedule 1; or (iii) the relocation of Executive’s principal place of employment by more than thirty (30) miles.

(g)	Effect of Termination. As of the Termination Date, for any reason, Executive’s employment shall terminate and cease, and Executive will be deemed to have voluntarily resigned from any and all other positions with NewsBeat held at the time, including but not limited to, if applicable, the NewsBeat Board of Directors or any committee, and will no longer be eligible for benefits under any plans or policies of NewsBeat other than set forth in this Agreement or as extended by the terms of the plan, or by applicable law.

(h)	Effect of a Change of Control. Upon the occurrence of a Change of Control during the term of this Agreement:

(1)	NewsBeat will provide compensation to Executive equal to the greater of: (i) Executive’s total base salary for the term of this Agreement LESS all base salary previously paid to Executive by NewsBeat; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of the Change of Control, subject to the terms and conditions of this Agreement; and

(2)	all stock options or other equity incentives held by Executive that remain subject to vesting, whether upon performance or upon the passage of time or otherwise, shall become fully vested at the moment immediately preceding the occureence of the Change of Control; and

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(3)	NewsBeat wlll make payment to Executive an additional amount equal to the all Federal, state, local, and foreign taxes, including all excise taxes, imposed on Executive arising out of or related to: (i) the compensation paid to Executive under Section 7(h)(1); (ii) the accelerated vesting of any stock option or other equity incentives held by Executive as provided under Section 7(h)(2); and (iii) an amount necessary to put Executive in the same after-tax position (taking into account all applicable Federal, state, local, and foreign taxes, including all excise taxes, at the highest applicable rates on all such payments) as if no such taxes had been imposed. The payment under this subsection will be made no later than the end of Executive’s taxable year next following the year in which Executive remits the related taxes.

(i)	Severance Other than in a Change of Control.

(1)	Except as provided in Section 7(h)(2) and (3), upon termination of this Agreement without Cause or by Executive for Good Reason:

(A)	NewsBeat will provide severance to Executive equal to the greater of: (i) Executive’s total base salary for the initial term of this Agreement less all base salary previously paid to Executive by NewsBeat; or (ii) 4 months of base salary. Such severance shall be payable in equal amounts on each regularly scheduled payroll date beginning with the next available normal payroll date that occurs thirty (30) days after the Termination Date, subject to the terms and conditions of this Agreement; and

(B)	all stock options or other equity incentives held by Executive that remain subject to vesting, whether upon performance or upon the passage of time or otherwise, shall become fully vested as of the moment immediately preceding the Termination Date.

(C)	Notwithstanding the foregoing, all payments pursuant to this Section 7(i) shall be made in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations thereunder ("Section 409A"), including without limitation as contemplated by Section 7(i)(5), below.

(2)	If this Agreement is terminated by Executive other than for Good Reason or if this Agreement is terminated by NewsBeat for Cause: (i) NewsBeat shall be relieved of its obligation to provide any compensation of any kind to Executive, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by Executive shall forever cease to vest as of the Termination Date.

(3)	All payments of severance under this Section 7(i) will be accompanied by an additional amount equal to the sum of all Federal, state, local, and foreign taxes, including all excise taxes, imposed on Executive arising out of or related to: (i) the severance paid to Executive under Section 7(i)(1)(A); (ii) the accelerated vesting of any stock option or other equity incentives held by Executive as provided under Section 7(i)(1)(B); and (iii) an amount necessary to put Executive in the same after-tax position (taking into account all applicable Federal, state, local, and foreign taxes, including all excise taxes, at the highest applicable rates on all such payments) as if no such taxes had been imposed. The payment under this subsection will be made no later than the end of Executive’s taxable year next following the year in which Executive remits the related taxes.

(4)	NewsBeat will not be obligated to make any payment under this Section 7(i) to Executive unless and until Executive has: (i) returned all NewsBeat property in his possession or control; and (ii) no later than 30 days following the Termination Date, executed and not revoked a general release of all claims, in substantially the form attached as Exhibit A, that Executive has or may have against NewsBeat and its Affiliates, and their respective Representatives.

(5)	It is the intention of NewsBeat that all payments and benefits under Section 7 of this Agreement shall be made and provided in a manner that is either exempt from or intended to comply with Section 409A, to the extent applicable. Any ambiguity in this Agreement shall be interpreted to comply with Section 409A or an exemption therefrom. To the extent Section 409A applies to any payment or benefit hereunder:

(i)	Each amount or benefit payable pursuant to this Agreement shall be deemed a separate payment for purposes of Section 409A.

(ii)	Any form of the word "termination" (e.g. "terminated") with respect to Executive’s employment, shall mean a separation from service within the meaning of Section 409A and the regulations thereunder.

(iii)	Neither Executive nor NewsBeat shall have the right to accelerate or defer the delivery of any payments or benefits that constitute non-qualified deferred compensation under this Agreement except to the extent specifically permitted or required by Section 409A.

(6)	Notwithstanding anything in this Agreement to the contrary, in the event the stock of NewsBeat is publicly traded on an established securities market or otherwise and Executive is a "specified employee" (as determined in accordance with Section 409A) at the Termination Date, any payments under this Agreement that are deemed to be deferred compensation subject to Section 409A and that are payable upon a separation from service shall not be paid until the earlier of: (a) the date of Executive’s death; or (b) the first day following the six (6) month anniversary of the Termination Date. If the payment of any amounts under this Agreement are delayed as a result of the previous sentence, on the first day following the end of the six (6) month period, NewsBeat shall pay Executive a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to Executive under this Agreement during such six (6) month period. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be "deferred compensation" subject to Section 409A and the six-month delay provided in this Section, to the extent provided in the exceptions in Treas. Reg. §§ 1.409A-1(b)(4) and (b)(9) and any other applicable exception or provisions under Section 409A.

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8.	Restrictive Covenants.

(a)	Noncompetition. During his Restricted Period, Executive will not directly or indirectly advise, invest in, own, manage, operate, control, be employed by, provide services to, lend money to, guarantee any obligation of, lend Executive’s name to, or otherwise assist any person engaged in or planning to be engaged in news gathering and distribution, anywhere in the world, provided that Executive may own up to 1% of any class of securities of any issuer if the securities are listed on a national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934.

(b)	Nonsolicitation. During the Restricted Period, Executive agrees not to, directly or indirectly:

(1)	divert away or attempt to divert away any business from NewsBeat to another Person;

(2)	otherwise suggest to or induce any Client to, reduce or terminate its business relationship with NewsBeat;

(3)	solicit, entice, persuade or induce any Representative of NewsBeat, who was a Representative of NewsBeat during the 12-month period ending on the Termination Date, to terminate or reduce such person’s relationship with NewsBeat or to become employed by any other Person; provided, however, that a general solicitation or advertisement not specifically targeted to or reasonably expected to specifically target such Representatives will not be deemed in and of itself to violate this Section 8(b)(3).

(c)	Tolling of Restricted Period. If Executive breaches any provision of this Section 8, the Restricted Period will be extended by the duration of the breach and the pendency of any action up to resolution of the action.

(d)	Reasonableness. Executive acknowledges and agrees that the restrictions of this Section 88 are reasonable in scope, and afford a fair protection to the interests of NewsBeat.

9.	Equitable Relief. Executive acknowledges that the remedies available at law for any breach of Section 5, Section 6, or Section 8, of this Agreement by Executive will, by their nature, be inadequate. Executive further acknowledges that such a breach by Executive will cause irreparable harm to NewsBeat the extent of which are difficult to ascertain, and for which monetary damages alone are not an adequate remedy. Accordingly, without prejudicing any other remedies that may be available to it, NewsBeat may seek to obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this agreement or to specifically enforce this agreement, without posting of a bond or security, and without proving monetary damages have been, or will be, sustained.

10.	General

(a)	Assistance in Litigation. Executive shall upon reasonable notice, furnish such information and proper assistance to NewsBeat as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

(b)	Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the addresses set forth on the signature page of this Agreement (or at such other address for a Party as shall be specified by like notice).

(c)	Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by the Party against whom enforcement is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement of this Agreement, nor shall any delay or omission of any Party to exercise any right under this Agreement in any manner impair the exercise of any such right.

(d)	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

(e)	Counterparts; Electronic Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Electronic delivery of this Agreement is legal, valid and binding for all purposes.

(f)	Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to its subject matter. This Agreement supersedes any prior agreement between NewsBeat or any predecessor of NewsBeat and Executive, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of a kind elsewhere provided and not expressly provided in this agreement.

(g)	No Third Party Beneficiaries. The Parties do not intend to confer any rights or remedies upon any Person other than the Parties.

(h)	Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Any action or proceeding arising out of or related to this Agreement will be litigated in courts located in Multnomah County, Oregon, and each Party consents and submits to the personal jurisdiction of such courts.

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(i)	Further Assurances. The Parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

(j)	Negotiated Agreement. This Agreement is a negotiated agreement. In the event of an ambiguity in this Agreement, the Parties agree that such ambiguity shall not be subject to a rule of contract interpretation that would cause the ambiguity to be construed against any of the Parties.

(k)	Interpretation. The section headings used in this Agreement are for organizational purposes and are not intended to be, and should not be, used to interpret this Agreement. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(l)	Assumption of Agreement by Company's Successors and Assignees. NewsBeat's rights and obligations under this agreement will inure to the benefit and be binding upon NewsBeat's successors and assignees.

(m)	Waiver of Jury Trial. Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore, such Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the agreements delivered in connection with this Agreement. Each Party certifies and acknowledges that (i) no Representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (ii) it understands and has considered the implications of such waivers; and (iii) it makes such waivers knowingly, voluntarily, and on a fully informed basis.

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Signature Page
Executive Employment Agreement
Stanley W. Fields

Effective Date: July 1, 2015

Please Read This Agreement Carefully

Executive:

/s/ Stanley Fields
Stanley Fields

5/25/2016
Execution Date:
Address for notices:
17200 Robb Pl.
Lake Oswego, Oregon 97034

Countersigned

NewsBeat:
NewsBeat Social, Inc.

/s/ Geoff Campbell
By: Geoff Campbell
Its: President

5/25/2016
Execution Date:
Address for notices:
3123 NW Industrial Street
Portland, OR 97210

Signature Page to NewsBeat Social | Executive Employment Agreement

Appendix A
Definitions

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Bankruptcy” means, with respect to a Person:

(a)	assignment by the Person for the benefit of creditors;

(b)	commencement of a voluntary bankruptcy case by the Person;

(c)	adjudication of the Person as bankrupt or insolvent;

(d)	filing by the Person of a petition or answer seeking for the Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or rule;

(e)	filing by the Person of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in any proceeding of this nature;

(f)	seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of the Person or of all or any substantial part of the person’s properties;

(g)	commencement of an involuntary bankruptcy case against the Person that has not been dismissed on or before the 120th day after the commencement of the case; or

(h)	appointment, without the person’s consent, of a trustee, receiver, or liquidator either of the Person or of all or any substantial part of the person’s properties that is not:

(i)	vacated or stayed on or before the 90th day after appointment; or

(j)	vacated on or before the 90th day after expiration of a stay.

“Change of Control” means a change in control event as defined in Treas. Reg. § 1.409A-3(i)(5).

“Client” means any Person with which NewsBeat has an ongoing business relationship or with which NewsBeat is having, as of the Termination Date, substantive discussions regarding a business relationship. Client does not include viewers of NewsBeat content or end users of the NewsBeat application(s).

“Confidential Information” means the trade secrets and confidential or proprietary information of NewsBeat, and its Affiliates, that is marked or designated in writing as confidential or proprietary, or with words of similar import, or that Executive knows or reasonably should know is treated as confidential, proprietary, or the like, by NewsBeat or its Affiliates, generally consisting of, but not limited to, information relating to:

(a)	business operations and methods, and marketing strategies;

(b)	existing and proposed products, product development, idea development, and solution development;

(c)	financial performance including financial statements, projections, budgets and forecasts;

(d)	compensation arrangements and amounts;

(e)	contractual relationships (including the terms of this Agreement);

(f)	the identity of and relationship with existing and potential Clients, business partners, and related strategies;

(g)	any confidential information and trade secret information transferred to NewsBeat.

Notwithstanding this definition, Confidential Information shall not include information that Executive can demonstrate is or becomes generally available to the public by means other than Executive’s breach of his or her confidentiality obligations to NewsBeat or which was acquired or developed by Executive independently and without obligation of confidentiality.

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity, including any governmental entity.

“Representatives” means with respect to a Party, the directors, officers, shareholders, members, managers, employees, employers, partners, contractors, agents, principal, consultants, advisors, and other authorized representatives of such Party.

“Restricted Period” means during the term of this Agreement, and for a period of eighteen (18) months after its termination, for whatever reason.

“Termination Date” means the date of termination of this Agreement.

Appendix A to NewsBeat Social | Executive Employment Agreement

Exhibit A
Release

[Release follows]

Exhibit A to NewsBeat Social | Executive Employment Agreement: RELEASE

EXHIBIT A

RELEASE AND WAIVER OF CLAIMS

TO BE SIGNED FOLLOWING TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON

In consideration of the payments and other benefits set forth in the Employment Agreement made effective as of July 1, 2015 (the “Employment Agreement”), to which this form is attached, I, Stanley W. Fields, hereby furnish NewsBeat Social, Inc. (the “Company”), with the following release and waiver (this “Release”). Any capitalized term used but not defined in this Release will have the meaning ascribed to such term in the Employment Agreement.

In exchange for the consideration provided to me by Section 1(c) or 1(d) of the Employment Agreement that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its Affiliates and their respective directors, officers, employees, shareholders, partners, agents, attorneys, representatives, insurers, predecessors, successors and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Release, except claims that the law does not permit me to waive by signing this Release. This general release includes, but is not limited to: (1) all claims arising out of or in any way related to my employment with the Company or the termination of that employment; (2) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all foreign, federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA), the California Fair Employment and Housing Act or any comparable Canadian statute.

Notwithstanding the foregoing, nothing in this Release shall constitute a release by me of any claims or damages based on any right I may have to enforce the Company’s executory obligations under the Employment Agreement, or my eligibility for indemnification under applicable law, Company governance documents or under any applicable insurance policy with respect to my liability as an employee or officer of the Company, or my rights pursuant to my stock awards (including any stock options, restricted stock or other awards granted to me by Parent) pursuant to their terms.

I acknowledge that, among other rights, I am waiving and releasing any rights I may have under ADEA, that this Release is knowing and voluntary, and that the consideration given for this Release is in addition to anything of value to which I was already entitled as an executive of the Company. If I am 40 years of age or older upon execution of this Release, I further acknowledge that I have been advised, as required by the Older Workers Benefit Protection Act, that: (a) the release and waiver granted herein does not relate to claims under the ADEA which may arise after this Release is executed; (b) I should consult with an attorney prior to executing this Release; (c) I have twenty-one (21) days from the date of termination of my employment with the Company in which to consider this Release (although I may choose voluntarily to execute this Release earlier); (d) I have seven (7) days following the execution of this Release to revoke my consent to this Release; and (e) this Release shall not be effective until the seven (7) day revocation period has expired.

I acknowledge my continuing obligations under my Confidentiality and Intellectual Property Agreement and my Employment Agreement with the Company. Pursuant to the Confidentiality and Intellectual Property Agreement, I understand that among other things, I must not use or disclose any confidential or proprietary information of the Company or its Affiliates and I must promptly return all property and documents (including all embodiments of proprietary information) of the Company and its Affiliates and all copies thereof in my possession or control. I understand and agree that my right to the severance pay I am receiving in exchange for my agreement to the terms of this Release is contingent upon my continued compliance with my Confidentiality and Intellectual Property Agreement and my Employment Agreement.

This Release covers both claims that I know about or suspect, as well as those I do not know about or suspect. I expressly waive all rights afforded by any statute that limits the effect of a release with respect to unknown and unsuspected claims, including, without limitation, § 1542 of the Civil Code of the State of California, and any other similar foreign, state, provincial or local laws, which states as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Exhibit A to NewsBeat Social | Executive Employment Agreement: RELEASE

This Release constitutes the complete, final and exclusive embodiment of the entire agreement between the Company and me with regard to the subject matter hereof. I am not relying on any promise or representation by or on behalf of the Company that is not expressly stated herein. This Release may only be modified by a writing signed by both me and a duly authorized officer of the Company.

By:
Date:	Name: Stanley W. Fields

Exhibit A to NewsBeat Social | Executive Employment Agreement: RELEASE

Schedule 1

Compensation

1.	Base Salary. NewsBeat will pay Executive an initial base salary of $200,000 per year for all work performed by the Executive on behalf of or at the direction of NewsBeat under this Agreement. Executive’s base salary will be reviewed by NewsBeat following the consummation of NewsBeat’s sale of its common stock that results in the issuance by NewsBeat of $5,000,000, (other than a registration statement relating either to the sale of securities to employees of NewsBeat pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction). Base compensation shall be adjusted further to remain consistent with other executives of NewsBeat upon the closing of the contemplated Reg A+ IPO transaction and listing on NASDAQ Capital Markets Exchange

2.	Clawback. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Schedule 2 to NewsBeat Social | Executive Employment Agreement: COMPENSATION